Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—June 2003

Series	1999-1	2000-1
Deal Size	$896 MM	$750 MM
Expected Maturity	04/15/04	07/15/05

Yield	15.01%	15.01%

Less: Coupon	1.36%	1.36%
Servicing Fee	1.50%	1.50%
Net Credit Losses	5.33%	5.33%
Excess Spread:
June-03	6.82%	6.82%
May-03	6.13%	6.14%
April-03	5.89%	5.90%
Three month Average Excess Spread	6.28%	6.29%

Delinquency:
30 to 59 days	1.00%	1.00%
60 to 89 days	0.69%	0.69%
90 + days	1.43%	1.43%
Total	3.12%	3.12%

Payment Rate	9.89%	9.89%